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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For July 22, 2003




                            PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                 VANCOUVER, B.C.
                                     V6C 2T6






Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F              Form 40-F   X
                                   -----                 -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes           No  X
                                     -----        ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___





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



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PAN AMERICAN SILVER CORP.




Date: July 22, 2003                       By: /s/  Robert Pirooz
                                              ----------------------------------
                                              Robert Pirooz
                                              Vice President, Legal Affairs

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

                                 BC FORM 53-901F
                              (PREVIOUSLY FORM 27)

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.           REPORTING ISSUER

                  Pan American Silver Corp. (the "COMPANY")
                  1500 - 625 Howe Street
                  Vancouver, BC  V6E 2T6


ITEM 2.           DATE OF MATERIAL CHANGE

                  July 21, 2003


ITEM 3.           PRESS RELEASE

                  A press release was issued by the Company on July 21, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.


ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced that it entered into a bought deal agreement to issue US$75 million aggregate principal amount of 5.25% convertible unsecured senior subordinated debentures due July 31, 2009 (the "DEBENTURES") to a syndicate led by BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation (the "UNDERWRITERS"). In addition, the Company granted the Underwriters an option exercisable for up to 30 days after closing to purchase up to an additional US$11.25 million principal amount of the Debentures on the same terms and conditions. The Company is offering the Debentures under its shelf prospectus in Canada and its registration statement in the United States.


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

                  On July 21, 2003, the Company announced that it entered into a bought deal agreement to issue US$75 million aggregate principal amount of 5.25% convertible unsecured senior subordinated debentures due July 31, 2009 to a syndicate led by BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation. In addition, the Company granted the Underwriters an option exercisable for up to 30 days after closing to purchase up to an additional US$11.25 million principal amount of the Debentures on the same terms and conditions. The Company is offering the Debentures under its shelf prospectus in Canada and its registration statement in the United States.

                  The Debentures will bear interest at a rate of 5.25% per annum, payable in cash or common shares and will be convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of the Company at a conversion price of US$9.57 per common share, which is equal to a conversion rate of approximately 104.4932 common shares per US$1,000 principal amount of Debentures. The Company may not redeem the Debentures prior to July 31, 2006. Subsequent to July 31, 2006 and prior to July 31, 2009, the Debentures will be redeemable provided that the Company's common shares are trading at not less than 125% of the conversion price. The Company has applied to have the Debentures listed for trading on the Toronto Stock Exchange. The transaction is expected to close on or about July 30, 2003.

                  The Company intends to use the proceeds to fund development of the Alamo Dorado project, future capital, development and exploration programs, working capital requirements and for other general corporate purposes.


ITEM 6.           RELIANCE ON SECTION 85(2) OF THE ACT

                  This report is not being filed on a confidential basis.


ITEM 7.           OMITTED INFORMATION

                  There are no significant facts required to be disclosed herein which have been omitted.


ITEM 8.           SENIOR OFFICERS

                  For further information, please contact:

                  Name:             Robert Pirooz
                  Office:           Vice President, Legal Affairs
                  Telephone:        (604) 684-1175


ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.



                  DATED at Vancouver, British Columbia, this 22nd day of July, 2003.



                              (signed) Robert Pirooz
                              --------------------------------------------------
                              Signature of a senior officer of the
                              reporting issuer



                              Robert Pirooz, Vice-President, Legal Affairs
                              --------------------------------------------------

[PAN AMERICAN SILVER LOGO]


                                  NEWS RELEASE
July 21, 2003

         PAN AMERICAN SILVER ISSUES US$75 MILLION CONVERTIBLE UNSECURED
                         SENIOR SUBORDINATED DEBENTURES
               (all figures in US dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. ("Pan American") (NASDAQ: PAAS;
TSE: PAA) announced today that it has entered into a bought deal agreement to issue US$75 million aggregate principal amount of 5.25% convertible unsecured senior subordinated debentures due July 31, 2009 (the "Debentures") to a syndicate led by BMO Nesbitt Burns Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation ("the Underwriters"). In addition, the Company has granted the Underwriters an option exercisable for up to 30 days after closing to purchase up to an additional US$11.25 million principal amount of the Debentures on the same terms and conditions. The Company is offering the Debentures under its shelf prospectus in Canada and its registration statement in the United States.

The Debentures will bear interest at a rate of 5.25% per annum, payable in cash or common shares and will be convertible, at the option of the holder, at any time prior to maturity or redemption into common shares of Pan American at a conversion price of US$9.57 per common share, which is equal to a conversion rate of approximately 104.4932 common shares per US$1,000 principal amount of Debentures. Pan American may not redeem the Debentures prior to July 31, 2006. Subsequent to July 31, 2006 and prior to July 31, 2009, the Debentures will be redeemable provided that Pan American's common shares are trading at not less than 125% of the conversion price. The Company has applied to have the Debentures listed for trading on the Toronto Stock Exchange. The transaction is expected to close on or about July 30, 2003.

Pan American intends to use the proceeds to fund development of the Alamo Dorado project, future capital, development and exploration programs, working capital requirements and for other general corporate purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or same would be unlawful prior to the registration or qualification under the securities laws of any such state.

Pan American will host a conference call on Thursday, July 31 at 11:00 am PDT (2:00 pm EDT) to discuss the financing and the Company's future plans. North American participants may access the call live toll free at 1 877 211-7911. To listen to a playback of the call anytime before August 7th, please dial 1 800 408-3053 and enter the pass code 1459940. The conference call will also be broadcast live and archived for later playback on the internet at www.q1234.com.

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158
Geoff Burns, President (604) 684-1175

                                    - End -

              1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 .
                       TEL 604.684.1175 FAX 604.684.0147
                           www.panamericansilver.com